EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources appoints Peter Zapf to Chief Operating Officer

– Zapf brings extensive e-commerce and operational experience to the role –

HONG KONG, January 7, 2011 – Global Sources Ltd. (NASDAQ: GSOL) (http://www.globalsources.com) has appointed Peter Zapf, 42, to Chief Operating Officer.  Zapf assumed the role effective January 5, 2011, after serving as Deputy COO since January 1, 2010.   Craig Pepples, who has been COO since 1999, is shifting to focus on the China Business Group, which is dedicated to solidifying Global Sources as the market leader in China management media.

Mr. Zapf began his career in software project management with the United States Air Force. He then joined Global Sources in Phoenix, Arizona, working on the development, sales, and marketing of the company's early software and e-commerce products. Later, he worked as a research analyst at Bear Stearns in New York, focusing on the B2B market, after which he joined Hong Kong-based AsiaCommerce, a startup incubator, as Chief Executive Officer. He rejoined Global Sources in 2001.

Mr. Zapf holds a BS in Electrical Engineering and Engineering and Public Policy from Carnegie Mellon University, an MS in Computer Science from Troy State University, and an MBA from Thunderbird, the American Graduate School of International Management.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 967,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on over 4.7 million products and more than 262,000 suppliers annually through 14 online marketplaces, 13 monthly print and 18 digital magazines, over 80 sourcing research reports and 20 specialized trade shows which run 57 times a year across 9 cities.

Suppliers receive more than 192 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 40 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,700 team members in more than 40 locations, and a community of over 2 million registered online users and magazine readers for its Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.